Exhibit (12)

Wells Fargo Real Estate Investment Corporation
Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

	Quarter ended June 30,		Six months ended June 30,
(in thousands)	2017	2016	2017	2016
Excluding interest on deposits (1)
Income before income taxes	$289,100	148,728	577,197	293,757
Fixed charges, excluding preferred dividends and capitalized interest	250	153	250	757
Earnings	$289,350	148,881	577,447	294,514
Interest expense	$250	153	250	757
Estimated interest component of net rental expense	—	—	—	—
Preferred dividends	4,397	4,397	8,794	8,794
Capitalized interest	—	—	—	—
Fixed charges and preferred dividends	$4,647	4,550	9,044	9,551
Ratio of earnings to fixed charges and preferred dividends (2)	62.27	32.72	63.85	30.84

(1)	As defined in Item 503(d) of Regulation S-K.

(2)
These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of Wells Fargo Real Estate Investment Corporation. For example, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.